                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                           United Natural Foods, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  911163 10 3
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 911163 10 3                              Page 2 of 12
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Michael S. Funk
     575665495

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     84,110 shares. Includes 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 427 shares allocated to Mr. Funk's account under the United Natural Foods, Inc. Employee Stock Ownership Plan ("ESOP"). Mr. Funk controls the voting of the shares allocated to his ESOP account.

____________________________________________________________________________

6.   Shared Voting Power

     3,213,100 shares (Consists of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. Funk is a co-trustee.)

CUSIP No.  911163 10 3                             Page 3 of 12
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     83,683 shares. Consists of 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options.

____________________________________________________________________________

8.   Shared Dispositive Power

     3,213,100 shares (Consists of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. Funk is a co-trustee.)

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     3,297,210 shares (Composed of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. Funk is a co-trustee and a beneficiary, 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options and 427 shares allocated to Mr. Funk's account under the ESOP.) Mr. Funk disclaims beneficial ownership of the shares held by the Funk Family 1992 Revocable Living Trust except to the extent of his proportionate pecuniary interest in such shares.

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     26.5%
____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No.  911163 10 3                             Page 4 of 12
           -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Judith A. Funk
     ###-##-####

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     0 Shares
____________________________________________________________________________

6.   Shared Voting Power

     3,213,100 shares (Consists of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mrs. Funk is a co-trustee.)

CUSIP No.  911163 10 3                             Page 5 of 12
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     0 shares

____________________________________________________________________________

8.   Shared Dispositive Power

     3,213,100 shares (Composed of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mrs. Funk is a co-trustee.)
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     3,213,100 shares (Composed of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mrs. Funk is a co-trustee and a beneficiary.) Mrs. Funk disclaims beneficial ownership of the shares held by the Funk Family 1992 Revocable Living Trust except to the extent of her proportionate pecuniary interest therein.

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     26.0%
____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No.  911163 10 3                             Page 6 of 12
           -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Funk Family 1992 Revocable Living Trust
     575665495

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     State of California

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     3,213,100 Shares (voting control of these shares is held by the co-trustees of the trust)
____________________________________________________________________________

6.   Shared Voting Power

     0 shares

CUSIP No.  911163 10 3                             Page 7 of 12
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     3,213,100 shares (dispositive control of these shares is held by the co-trustees of the trust)

____________________________________________________________________________

8.   Shared Dispositive Power

     0 shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     3,213,100 shares
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     26.0%
____________________________________________________________________________

12.  Type of Reporting Person.

     OO
____________________________________________________________________________

CUSIP No.      911163 10 3                         Page 8 of 12
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

United Natural Foods, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

260 Lake Road
Dayville, Connecticut 06241


Item 2(a).  Name of Person Filing:
----------------------------------

Michael S. Funk for himself and on behalf of Judith A. Funk and the Funk Family 1992 Revocable Living Trust


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o Mountain People's Warehouse Incorporated
12745 Earhart Avenue
Auburn, CA 95602


Item 2(c).  Citizenship:
------------------------

Michael S. Funk and Judith A. Funk are citizens of the United States of America.

The Funk Family 1992 Revocable Living Trust is a trust established under the laws of the State of California.

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share

CUSIP No. 911163 10 3                                   Page 9 of 12
          -----------


Item 2(e).  CUSIP Number:
-------------------------

911163 10 3


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     Michael Funk has an ownership interest in 3,297,210 shares (Composed of 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. Funk is a co-trustee and a beneficiary, 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options and 427 shares allocated to Mr. Funk's account under the ESOP.) Mr. Funk disclaims beneficial ownership of the shares held by the Funk Family 1992 Revocable Living Trust except to the extent of his proportionate pecuniary interest in such shares.

     Judith Funk has an ownership interest in the 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mrs. Funk is a co-trustee and a beneficiary. Mrs. Funk disclaims beneficial ownership of the shares held by the Funk Family 1992 Revocable Living Trust except to the extent of her proportionate pecuniary interest in such shares.

     (b) Percent of Class:

     Without excluding the portion of the shares held by the Funk Family 1992 Revocable Living Trust over which Mr. Funk disclaims beneficial ownership, Mr. Funk owns 26.5% of the issuer's common stock.

     Without excluding the portion of the shares held by the Funk Family 1992 Revocable Living Trust over which Mrs. Funk disclaims beneficial ownership, Mrs. Funk owns 26.0% of the issuer's common stock.

CUSIP No. 911163 10 3                              Page 10 of 12
          -----------

     The Funk Family 1992 Revocable Living Trust holds 26.0% of the issuer's common stock.

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               Mr. Funk has sole power to direct the vote of 84,110 shares. Includes 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 427 shares allocated to Mr. Funk's account under the United Natural Foods, Inc. Employee Stock Ownership Plan ("ESOP"). Mr. Funk controls the voting of the shares allocated to his ESOP account.

               Mrs. Funk has the sole power to direct the vote of 0 shares.

         (ii)  shared power to vote or to direct the vote:

               Mr. and Mrs. Funk have shared voting control over the 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. and Mrs. Funk are the co-trustees.

        (iii)  sole power to dispose or to direct the disposition of:

               Mr. Funk has sole dispositive power over 83,683 shares. These shares consist of 83,683 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options.


               Mrs. Funk has sole dispositive power over 0 shares.

         (iv) shared power to dispose or to direct the disposition of:

                Mr. and Mrs. Funk share dispositive control over the 3,213,100 shares held by the Funk Family 1992 Revocable Living Trust, of which Mr. and Mrs. Funk are the two co-trustees.


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

CUSIP No. 911163 10 3                              Page 11 of 12
          -----------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

3,213,100 of the shares listed as beneficially owned by each of Michael Funk and Judith Funk are held by the Funk Family 1992 Revocable Living Trust, of which Mr. and Mrs. Funk are the co-trustees and are beneficiaries.


Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
----------------------------------------------------------------------
Not Applicable

Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 911163 10 3                              Page 12 of 12
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ Michael S. Funk
                                         ---------------------------------
                                         Michael S. Funk

                                         February 10, 1997
                                         Date

                                         /s/ Judith A. Funk
                                         -----------------------------------
                                         Judith A. Funk

                                         February 10, 1997
                                         Date


                                         The Funk Family 1992
                                         Revocable Living Trust


                                          /s/ Michael S. Funk
                                          --------------------------------
                                          By: Michael S. Funk
                                               Co-Trustee

                                          /s/ Judith A. Funk
                                          ---------------------------------
                                          By: Judith A. Funk
                                               Co-Trustee


                                          February 10, 1997
                                          Date